Contact

www.linkedin.com/in/rick-
faint-370b7111 (LinkedIn)
ecapitalllc.com/ (Company)
starquartz.com/ (Company)
thecornerstonepros.com/
(Company)

Top Skills

Private Equity

Mergers & Acquisitions

Entrepreneurship

Rick Faint

Chief Financial Officer at Cadalys, Inc.

Baltimore, Maryland, United States

Summary

Rick is a Partner at LedgerMark, LLC, a company that provides
fractional back-office services to small, growing companies. Rick
brings his deep experience with numerous companies in diverse
industries to provide leadership, advice and coaching to LedgerMark
companies.

Rick is a reformed lawyer who has been a serial entrepreneur for 39
years. His primary goal throughout his career has been to deliver
above average growth by developing high performing teams that
create competitive advantages in their market. During his career
as both a CFO and CEO of public and private companies, Rick has
extensive experience in entrepreneurial corporate finance, financial
management, marketing, sales and operations. His experience
spans a number of industries, including biotech, software, health
care, manufacturing, real estate and e-commerce.

Included in his entrepreneurial finance experience are two
IPO's, two MBO's, and numerous acquisitions and private equity
transactions. Rick began his professional career at Baltimore law
firm, Gebhardt & Smith where he eventually became a partner and
practiced commercial banking law with specialties in real estate and
telecommunications.

He received a bachelor's degree in accounting from Towson
University, and both an MBA and JD from University of Baltimore.

Specialties: Executive Leadership, Team Building, Entrepreneurial
Corporate Finance, Acquisitions, Strategy & Planning, Business
Development

_____

Experience

Cadalys, Inc.

Chief Financial Officer
March 2019 - Present (4 years 9 months)
Baltimore, Maryland Area

Rick is the CFO of Cadalys, Inc., a SalesForce App company that enables its
customers to achieve more, faster and better than otherwise possible.

Rick is a reformed lawyer who has been a serial entrepreneur for 33 years. His
primary goal throughout his career has been to deliver above-average growth
by developing high performing teams that create competitive advantages
in their market. During his career as both a CFO and CEO of public and
private companies, Rick has extensive experience in entrepreneurial corporate
finance, financial management, marketing, sales and operations. His
experience spans a number of industries, including software, health care,
manufacturing, real estate and e-commerce.

Included in his entrepreneurial finance experience are two IPO's, two
MBO's, numerous acquisitions and private equity transactions. Rick began
his professional career at Baltimore law firm, Gebhardt & Smith where he
eventually became a partner and practiced commercial banking law with
specialties in real estate and telecommunications.

He received a bachelor's degree in accounting from Towson University, and
both an MBA and JD from University of Baltimore.

Specialties: Executive Leadership, Team Building, Entrepreneurial Corporate
Finance, Acquisitions, Strategy & Planning, Business Development

The Cornerstone Professional Group, LLC
Chairman
2004 - June 2017 (13 years)

bambeco
Chief Financial Officer
April 2014 - April 2017 (3 years 1 month)
Baltimore, Maryland Area

UGT Manufacturing, LLC
Chief Executive Officer
July 2006 - March 2014 (7 years 9 months)

Evergreen Capital LLC
Senior Advisor
January 2009 - January 2013 (4 years 1 month)

Exceptional Software Strategies, Inc
Chief Executive Officer
October 2010 - September 2011 (1 year)

StarQuartz Industries, Inc.
Chairman & CEO
July 2006 - December 2010 (4 years 6 months)

Impact Labs, Inc.
Chairman & CEO
2002 - 2004 (2 years)

Citrix Systems
Vice President, Global Product Marketing
2001 - 2003 (2 years)

Sequoia Software
Chairman & CEO
1996 - 2001 (5 years)

Theratx Inc
CFO, Long Term Care Facility Division
June 1994 - May 1995 (1 year)
Greater Atlanta Area

PersonaCare
Chief Financial Officer
1984 - 1994 (10 years)

Gebhardt & Smith
Partner
1976 - 1984 (8 years)

———

Education

University of Baltimore

M.B.A., Finance · (1983 - 1987)

University of Baltimore School of Law
J.D. · (1975 - 1978)

Towson University
B.S., Accounting / Finance · (1973 - 1975)

Baltimore Polytechnic Institute
· (1965 - 1969)